

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2011

Via E-mail
David R. Mathers
Chief Financial Officer
Credit Suisse Group AG
Paradeplatz 8, P.O. Box 1, CH 8070
Zurich, Switzerland

> **Re:** **Credit Suisse Group AG**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed March 25, 2011**
> **Form 6-K filed on November 10, 2011**
> **File No. 001-15244**

Dear Mr. Mathers:

We have reviewed your response dated September 19, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Common equity tier 1 ratio simulation as of January 1, 2013 (Basel III)

1. Refer to your response to prior comment two where you state that core tier 1 equity and common equity tier 1 ratios are measures of regulatory capital agreed upon following extensive consultations with your primary regulator, the Swiss Financial Market Supervisory Authority (FINMA). Please tell us whether these measures are currently required or expressly permitted to be disclosed by FINMA pursuant to enacted rules and/or regulations and whether you include these measures in your annual report used in

your home-country jurisdiction. If not currently required or expressly permitted and/or not included in your annual report in your home-country, we believe that these metrics are non-GAAP measures as defined by Regulation S-K 10(e). As such, the measures should be labeled as non-GAAP, and a description of how the measures are derived/calculated should be included in future filings.

Dividends and dividend policy

2.   Refer to your response to prior comment three. Please revise your disclosure in future filings to separately disclose the amount of dividend income from bank and non-bank subsidiaries. Refer to Rule 9-06 of Regulation S-X. Also, in future filings, please clarify the nature of cash provided by operating activities that you have attributed to revenues from investments accounted for under the equity method, including whether these cash proceeds are related to management fee agreements, dividends, or some other arrangement between the investee and the parent company.

Notes to the consolidated financial statements

18 Loans, allowance for loan losses and credit quality

Credit quality of loans held at amortized cost

3.   Refer to your response to prior comment nine. We note that your disclosure in Form 6-K filed on November 10, 2011 states that for consumer loans, the PD may be determined directly from the borrower characteristics. Please revise your disclosure in future filings to clarify the borrower characteristics that drive your PD and internal rating determination.

4.   We note your disclosure that loans modified in a troubled debt restructuring are reported as restructured loans to the end of the reporting year in which the loan was modified or until expiration of any interest concession made. Please quantify the amount of loans that were reported as troubled debt restructurings in prior reporting years but removed from reported troubled debt restructurings for the years ended 2009 and 2010, and the nine months ended September 30, 2011. Also, provide us with your accounting analysis describing why you believe it is appropriate to remove the TDR designation from these loans, including your consideration of ASC 310-40-50-2. Specifically, address whether you consider market interest rates with comparable risk to borrowers of the same credit quality in your accounting analysis.

Gross loans held at amortized cost by internal counterparty rating

5.   Refer to your response to prior comment 11. We note your response that collateral values by loan class are not required by ASU 2010-20; however, we note that the recorded

investment in each loan class by credit quality indicator is required by ASU 2010-20. Furthermore, we believe that disclosure of leading indicators that you track in order to assess the credit quality of your collateralized loans in addition to the internal counterparty ratings already included in your disclosure is useful information. Please tell us whether you utilize current LTV ratios at the individual loan level and if you are able to aggregate such information related to a subset of this loan class (e.g., larger balance loans that fall into each of the following buckets: 100% +, 80% – 100%, and below 80%) without unreasonable effort and expense. If you do not have this information for your entire collateralized loan portfolio, but you have some subset of this information, please consider disclosing the current LTV information that is available, and disclose that for the remaining loans in that category the current LTV is not available.

6. Refer to your response to prior comment 12. We note that your disclosure in Note 16 of your Form 6-K filed on November 10, 2011 regarding the value of collateral. Please revise your disclosure in future filings and in your response, provide us with proposed disclosure to specifically address the following:

- Clarify what you mean by multi-year cycles. For example, does this mean you review the property values for all secured loans multiple times per year or once every two years?
- Clarify how often you appraised collateral values during the periods presented through the nine months ended September 30, 2011.
- Clarify how often you revalued impaired loans after the initial valuation that was determined within 90 days of the date the impairment was identified.
- You state in the Form 6-K that in volatile markets or in times of increasing general market risk, collateral values may be appraised more frequently. Please identify the specific triggers, including what drives your determination that markets are volatile and general market risk has increased, for you to obtain updated appraisals for your collateral values and collateral dependent loans.
- Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals.
- Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses, including how you consider the risk of valuation declines in between annual appraisals.

32 Transfers of financial assets and variable interest entities

Securitizations

7. Refer to your response to prior comment 20, and please confirm that you will expand your disclosure in future filings to include the information you provided regarding your basis for consolidating and not consolidating certain financial intermediation securitizations as well as re-securitizations included in your response to prior comment

18. Specifically, include your discussion of how you assess the entity with the power over the securitization vehicles and the obligation to either absorb losses or receive benefits from the securitization vehicles.

Form 6-K Filed November 10, 2011

Selected European credit risk exposures

8.   We note your response to prior comment 5 and your revised disclosures included in your Form 6-K. We believe your tabular disclosures are helpful in providing increased transparency into your exposures in selected European countries. Please consider revising similar disclosure further in future filings to better give the reader the proper context for such quantification:

- Clearly state whether the amounts presented represent fair value or notional value.
- You state that the gross credit risk exposures include loans and loan commitments, investments, and all exposures of derivatives (not limited to credit protection purchased and sold), after consideration of master netting agreements. Please more clearly disclose and if applicable, quantify the extent to which the amounts presented as "gross" are actually net of certain amounts.
- Clearly discuss and quantify the extent to which your gross and net presentations are net of amounts due from counterparties that are also within the European periphery or other European countries.

You may contact Staci Shannon at (202) 551-3374 or me at (202) 551-3494 with any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief